AVRUPA MINERALS LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

INTRODUCTION

This is Management’s Discussion and Analysis (“MD&A”) for Avrupa Minerals Ltd. (“Avrupa” or the “Company”) and has been prepared based on information known to management as of November 27, 2015.  This MD&A is intended to help the reader understand the condensed consolidated interim financial statements of Avrupa.

The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the nine months ended September 30, 2015 and the Company’s audited consolidated financial statements for the year ended December 31, 2014 and the related notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”). The MD&A provides a review of the performance of the company for the nine months ended September 30, 2015. Additional information relating to the Company can be found on SEDAR www.sedar.com.

Management is responsible for the preparation and integrity of the condensed consolidated interim financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the condensed consolidated interim financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

Certain sections of this MD&A provide, or may appear to provide, a forward-looking orientation with respect to the Company’s activities and its future financial results.  Consequently, certain statements contained in this MD&A constitute express or implied forward-looking statements. Terms including, but not limited to, “anticipate”, “estimate”, “believe” and “expect” may identify forward-looking statements.  Forward-looking statements, while they are based on the current knowledge and assumptions of the Company’s management, are subject to risks and uncertainties that could cause or contribute to the actual results being materially different than those expressed or implied.  Readers are cautioned not to place undue reliance on any forward-looking statement that may be in this MD&A.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The following forward looking statements have been made in this MD&A:

•

Impairment of long-lived assets;

•

The Company’s assumptions and estimates used in its Technical Report filed on July 5, 2010, as well as the potential resource estimates and interpretations from that Technical Report;

•

The progress, potential and uncertainties of the Company’s mineral properties in Portugal, Kosovo and Germany; and

•

Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.avrupaminerals.com.

SUMMARY AND OUTLOOK

The Company is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo and Germany.

The Company currently holds 9 exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures, including:

•

The Alvalade JV, with Colt Resources Inc. (“Colt”), covering one license in the Iberian Pyrite Belt of southern Portugal, for copper (Cu) Cu-rich massive sulfide deposits;

•

The Covas JV, with Blackheath Resources Inc. (“Blackheath”), covering one license in northern Portugal, for intrusion-related (W) deposits;

•

The Slivovo JV, with Byrnecut International Limited (“Byrnecut”), covering one license in central Kosovo, for gold and based metals related to carbonate-hosted massive sediment deposits in the Vardar Mineral Trend.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the intent of attracting potential partners to project-specific and/or regional exploration programs.

During the nine months ended September 30, 2015, the Company continued to carefully manage its cash and corporate overhead activities.  Detailed Mineral Property information, including 2015 activity, can be found in Section 3.

Management’s overall expectations for the Company are positive, due in part to the following factors:

•

The Company established a joint venture with Colt on its Alvalade property in Portugal after Colt took over Antofagasta’s interest and be bounded by the joint venture agreement signed with Antofagasta.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

•

The Company established a joint venture with Blackheath on its Covas property in Portugal after Blackheath spending €1,320,000 in exploration on the property to earn 75%.

•

The Company established a joint venture with Byrnecut on its Slivovo property in Kosovo after Byrnecut spending €2,000,000 in exploration on the property to earn 75%.

•

The Company completed a non-brokered private placement issuing 10,920,000 units at a price of $0.10 per unit for gross proceeds of $1,092,000 in July 2015.

•

The Company is highly experienced in Europe and is negotiating additional ventures on its existing portfolio of properties.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

TABLE OF CONTENTS

1. Background

5

2. Overview

5

2(a) Company Mission and Focus

5

2(b) Qualified Person

5

2(c) Description of Metal Markets

5

2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”

6

2(e) Historical estimates are not NI 43-101 compliant

6

3. Mineral Properties

7

3(a) Portugal

8

a) Alvalade JV Project with Colt

9

b) Covas JV with Blackheath

11

c) Alvito

13

d) Marateca

15

e) Santa Margarida do Sado

15

f) Mertola

16

g) Exploration and prospect generation (countrywide)

17

3(b) Kosovo

19

a) Slivovo JV with Byrnecut

20

b) Metovit (formerly Kamenica)

26

3(c) Germany

27

Oelsnitz

27

4.  Risks and Uncertainties

29

5.  Impairment of Long-lived Assets

30

6.  Material Financial and Operations Information

31

6(a) Selected Annual Financial Information

31

6(b) Summary of Quarterly Results

31

6(d) Liquidity and Capital Resources

32

6(e) Disclosure of Outstanding Share Data

33

6(f) Commitment and Contingency

34

6(g) Off-Balance Sheet Arrangements

35

6(h) Transactions with Related Parties

35

6(i) Financial Instruments

36

6(j) Management of Capital Risk

38

7. Subsequent Events

38

8.  Policies and Controls

38

9. Information on the Board of Directors and Management

40

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

1. Background

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia.

On July 13, 2010, the Company acquired (a) 90% of the issued and outstanding shares in MAEPA and (b) 92.5% of the issued and outstanding shares of Innomatik Exploration Kosovo LLC, a private Kosovo company (“Innomatik”) and began trading on the TSX Venture Exchange under the symbol “AVU” as of July 14, 2010.  In April 2012, the Company acquired the remaining 10% of MAEPA to own 100% interest in MAEPA from its non-controlling interest owner.  On August 20, 2013, the Company acquired the remaining 7.5% of Innomatik to own 100% interest in Innomatik from its non-controlling interest owners.

The Company and its subsidiaries’ principal activities are to locate, explore and develop the mineral resources properties in Europe.

In September 2012, the Company secured a listing in Europe and began trading on the Frankfurt Stock Exchange under the trading symbol “8AM”.

2. Overview

2(a) Company Mission and Focus

The Company is focused on exploring and developing economic mineral projects in Europe as a “prospect generator” company. The Company plans to explore different stages exploration projects, and to acquire and option out these exploration projects, while keeping a retained interest.

2(b) Qualified Person

Mr. Paul W. Kuhn, M.Sc., a Licensed Professional Geologist and a Registered Member of The Society of Mining Engineers, is a Qualified Person, as defined by National Instrument 43-101. Mr. Kuhn has reviewed the technical contents of this MD& A.

2(c) Description of Metal Markets

Market interest for all metals such as gold and copper is volatile and the Company will monitor its resources relative to its opportunities during the coming fiscal year.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

2(e) Historical estimates are not NI 43-101 compliant

The historical estimates contained in this MD&A have not been calculated in accordance with the mineral resources or mineral reserves classifications contained in the CIM Definition Standards on Mineral Resources and Mineral Reserves, as required by National Instrument 43-101 ("NI 43-101").  Accordingly, the Company is not treating these historical estimates as current mineral resources or mineral reserves as defined in NI 43-101, and such historical estimates should not be relied upon. A qualified person has not done sufficient work to date to classify the historical estimates as current mineral resources or mineral reserves.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

3. Mineral Properties

The following is a brief description of the Mineral Properties owned by the Company.  Additional information can be obtained from the Company’s website (www.avrupaminerals.com).

Germany
Erzgebirge JV (Au-W)
North Portugal
Covas JV (W–Au)
South Portugal
Alvalade JV (Cu-Zn)
Marateca (Cu-Zn)
Mertola (Cu-Zn-Au)
Santa Margarida (Cu-Zn)
Alvito (IOCG, epithermal Au-Ag)
Kosovo
Slivovo JV (Au-Ag-Pb-Zn)
Metovit -- Kamenica
(Ag-Pb-Zn)

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

3(a) Portugal

The Company through its wholly-owned subsidiary MAEPA, is currently focused in the Portuguese portion of the Iberian Pyrite Belt, a district with over 2,000 years of mining history from at least Roman times.

AVRUPA LICENSES AND JV'S IN PORTUGAL

COVAS JV
BRAGA OFFICE
PORTO
LISBON
MARATECA
ALVITO
SANTA MARGARIDA DO SADO
GRANDOLA OFFICE
ALVALADE JV
MERTOLA
N
LICENSES
JOINT VENTURES
APPLICATIONS
50 0 50 100
Kilometers
Scale: 1:2,500,000

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

a) Alvalade JV Project with Colt

The Company first entered into a Joint Venture agreement with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration on the Alvalade project in 2011 and on January 27, 2015, the two parties signed a second amended Joint Venture agreement, which allows for more interim funding by Antofagasta, an expanded time frame in which to get a feasibility study decision, and a means for the Company to be carried to production, if there is a production decision to be made for the project.

On August 31, 2015, the Company signed an agreement with Colt Resources Inc. (“Colt”) and Antofagasta, whereby Colt purchased Antofagasta’s 60% interest in the Alvalade property.  With the assignment agreement, Colt is the optionee partner with the Company under the existing earn-in agreement which was last amended in January 2015.  Colt can earn up to 80% of the JV through a combination of exploration expenditures, completion of a feasibility study, and generation of a mine development decision by the end of the year 2023 as follows:

•

To earn a further 2.5% of the JV (for an aggregate total of 62.5%), Colt must fund US$1.75 million by December 31, 2015 (Option 3 Year 1).

•

To earn a further 2.5% of the JV (for an aggregate total of 65%), Colt must fund US$1.75 million by December 31, 2016 (Option 3 Year 2).

•

To earn a further 2.5% of the JV (for an aggregate total of 67.5%), Colt must fund US$1.75 million by December 31, 2017 (Option 4 Year 1).

•

To earn a further 2.5% of the JV (for an aggregate total of 70%), Colt must fund US$1.75 million by December 31, 2018 (Option 4 Year 2).

•

To earn a further 5% of the JV (for an aggregate total of 75%), Colt must fund US$25 million in exploration by December 31, 2022 with an option to partially earn in 1% for every US$5 million spent (Option 5).

•

If Option 5 expenditures are not sufficient to fund a Feasibility Study, Colt will fund 100% of additional exploration but will be reimbursed for the Company’s proportionate share (being 25% of Work Programs and Budgets) following the commencement of commercial production (Feasibility Study Phase).

•

To earn a further 5% of the JV (for an aggregate total of 80%), Colt must have completed a Feasibility Study, funded 100% of all work programs during this phase and make a Development Decision within one year of the date of delivery of the Feasibility Study (Option 6).

•

Colt will carry the Company through to production, and the Company will repay Colt from proceeds, dividends, and sales generated by the actual production from any mine within the project area.

The Company operates the joint venture through Option 3 Year 1 with Colt supervising.

On February 27, 2014, the Company announced discovery of massive sulfide mineralization at the Sesmarias South target area. The intercept of 7.95 meters of massive sulfide and 2.90 meters of semi-massive/stockwork sulfide mineralization, totaling 10.85 meters, carries metal values of 1.81% copper, 2.57% lead, 4.38% zinc, 0.13% tin, 0.075% cobalt, and 75.27 ppm silver, as described in the table below:

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

SULFIDE TYPE	FROM	TO	TOTAL	Cu %	Ag ppm	Pb %	Zn %	Sn %	Co %
Massive	151.65	159.60	7.95	2.21	89.8	3.05	4.82	0.15	0.084
Semi-massive/stockwork	159.60	162.50	2.90	0.71	35.45	1.27	3.17	0.092	0.051
TOTAL			10.85	1.81	75.27	2.57	4.38	0.13	0.075
	FROM	TO	TOTAL	Cu ppm	Ag ppm	Pb ppm	Zn ppm	---	Co ppm
Weak/moderate stockwork	162.50	168.50	6.00	4514	10.57	1886	4838	---	528

Sesmarias target area is located approximately seven kilometers south of the past-producing Lousal Mine and 50 kilometers northwest of Lundin Mining’s Neves Corvo Mine, along the Neves Corvo trend of the Iberian Pyrite Belt in Portugal.  This is the first greenfields massive sulfide intercept in the Iberian Pyrite Belt since the discovery of the Las Cruces deposit in Spain in 1994.  The Joint Venture with Antofagasta completed 43 drill holes, totaling approximately 17,500 meters of drilling within the license block.  More drill results can be found in the Company’s website at www.avrupaminerals.com.

On October 28, 2015, the Company announced that drilling at the Alvalade project had re-started, funded by the new partner Colt. In the new phase of drilling, the partners plan to drill 5,000 meters, mostly in the immediate area of the Sesmarias copper-zinc discovery announced by the Company in February 2014.

The initial target of the drilling program will be to extend the lateral continuity of the known mineralization.  SES015 is collared approximately 175 meters northwest of the SES002 massive sulfide intercept.  SES016 will be collared about the same distance southeast of SES002.  The second target of the drilling program will be to extend down-dip potential of mineralization in the Sesmarias zone.  The lateral and down-dip targets will be tested along the entire, known 1,800-meter strike length of the Semarias zone.  The third set of targets, slated for the end of this drilling phase, will encompass several close-in exploration targets, designed to extend the length of potential mineralization to both the northwest and to the southeast, along the Sesmarias trend, and to follow-up positive mineralization vectors intercepted in SES014 at the end of 2014.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Sesmarias
Phase 6 Planning
550,500
551,000
551,500
4,205,000
4,204,500
4,204,000
4,203,500
4,203,000
N
P
Q
L
H
G
F
E
B
A
SES008
SES015
SES002
SES016
SES010
SES014
SES011
Legend
Sesmarias DH
Sesmarias DH
Approved DH 2015
Structure
FG_Sesmarias
VS_Sesmarias
VStrans_Sesmarias
PQ_Sesmarias
N
COLT resources
AVRUPA MINERALS
Kilometers
0.2 0.1 0 0.2

As of the date of this MD&A, Colt forwarded a total of $144,371(€98,702 or US$109,973) for the Alvalade project.

For further information about the drill results, please refer to the Company’s news releases (particularly dated February 27, 2014, April 17, 2014, May 12, 2014, July 24, 2014 and October 22, 2014) on www.sedar.com or on the Company’s website.

b) Covas JV with Blackheath

On May 18, 2011, the Company announced the signing of an agreement to option out the Covas tungsten project in northern Portugal to Blackheath Resources Inc. (“Blackheath”). On

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

May 7, 2014, the Company and Blackheath signed an amended Joint Venture agreement. The amended agreement carries the following terms (in summary):

•

To earn 51% of the joint venture (“JV”), Blackheath must spend €300,000 on exploration by March 20, 2013 (completed).

•

To earn a further 19% of the JV (for an aggregate total of 70%), Blackheath must fund €700,000 on exploration by March 20, 2014 (completed).

•

To earn a further 5% of the JV (for an aggregate total of 75%), Blackheath must fund €320,000 on exploration by March 20, 2015 (completed).

•

To earn a further 5% of the JV (for an aggregate total of 80%), Blackheath must fund €498,000 on exploration by March 20, 2016.

•

To earn a further 5% of the JV (for an aggregate total of 85%), Blackheath must fund €833,000 on exploration by March 20, 2017.

On March 31, 2015, Blackheath announced the completion of an initial NI 43-101 compliant resource calculation for the Covas project.  The following, taken from the Blackheath news release, is a summary of the resource at Covas:

“The Covas Tungsten Project, which consists of seven separate deposits in close proximity, is estimated to contain:

•

449,800 MTUs WO3 indicated mineral resource based on 1,081,000 tonnes at an average grade of 0.42% WO3

•

767,100 MTUs WO3 inferred mineral resource based on 2,211,000 tonnes at an average grade of 0.35% WO3

The current indicated and inferred mineral resources are stated using a cut-off grade of 0.10%. 19 total drill holes had interval grades capped to a lower average grade, allowing for a more conservative average grade. The price of tungsten is currently approximately $270 per metric tonne unit (MTU) (10kg) of contained tungsten trioxide (WO3).”

Again, quoting the Blackheath news release, “highlights of the resource estimate include:

•

Substantial increase in MTUs over previous historical estimates

•

Shallow depth. Over 80% of the resource is located within 60 metres of surface

•

Mineralization remains open in multiple directions including high-grade potential areas that will be tested during the next drill campaign focussing on resource growth and grade increase

•

Higher grade resource using a 0.25% WO3 cut-off

o

375,200 MTUs WO3 indicated based on 686,000 tonnes at an average grade of 0.55% WO3, and

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

o

584,900 MTUs WO3 inferred based on 1,281,000 tonnes at an average grade of 0.46% WO3.”

Further details are contained in the Blackheath news release, and the full report was included a National Instrument 43-101 Technical Report for the Covas Tungsten Project mineral estimate filed on Sedar on May 14, 2015 by Blackheath.

Covas is a past-producing tungsten mine, and remaining historic resources on the property have been estimated at 922,900 metric tonnes of 0.78% WO3 by Union Carbide in 1980, based on work including 327 drill holes on the property. Mineralization is open to expansion. The price of tungsten has increased significantly in recent years and is currently approximately $270 per metric tonne unit (MTU – 10 kg) of contained tungsten trioxide (WO3). These resources are historic in nature, prepared by Union Carbide Corp. in 1980, but are considered relevant. However, a qualified person has not done sufficient work to classify the historical estimates as current mineral resources, and the Joint Venture is not considering the historical estimates as current mineral resources.

As of September 30, 2015, Blackheath forwarded a total $2,029,442 (€1,483,996) for the Covas property.  The Company spent an additional amount of $107,041 (€71,595) as of September 30, 2015 which will be reimbursed by Blackheath.

For further information, please refer to the Company’s news releases on www.sedar.com or on the Company’s website.

c) Alvito

The Alvito exploration license covers 853.4 square kilometers of prospectable land straddling the northeastern margin of the Pyrite Belt, adjacent to the Marateca license (see below), and the Ossa Morena zone of southern Portugal.

On June 17, 2015, the Company signed an agreement to option out the Alvito IOCG Project to Lowell Copper Ltd.  On November 16, 2015, the Company announced that Lowell decided to terminate its option on Alvito to focus work on its Warintza project in Ecuador.

Prior to Lowell dropping its option on Alvito, the team advanced the Alcaçovas iron oxide copper-gold target within the license area.  The Company will utilize the results of the work to continue to upgrade Alcaçovas as well as upgrade several other important targets around the license.

During Q3 at Alcaçovas, the Company completed further geological mapping, in-fill soil sampling, and sub-surface rock sampling, utilizing a portable drill rig to access down to a maximum of approximately 20 meters depth.  The Company drilled 29 short holes, totaling 356 meters, at eight targets located along two sub-parallel trends of strong copper-in-soil anomalism. Each trend is approximately three kilometers long.  Twenty-two of these holes intercepted visible copper mineralization, with the best results including 10.5 meters of 0.43% copper in Hole 23 and 5.5 meters of 0.49% copper in Hole 28.  Single sample values reached 0.89% copper and 0.53 g/t gold.  With this limited work, the Company has defined an initial

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

target area along the west zone, 1,000 meters long and 200 meters wide, open at both the north and south ends.  Drilling, to date, on the east trend was insufficient to define a true IOCG target.

The Company will continue to upgrade the license with further short hole drilling, totaling 320 meters, on a number of other targets that were not addressed in the recent work.  Previously, the Company inventoried more than 25 other targets on the Alvito license, several of which will be included in the new work over the next few weeks.  The Company plans to aggressively market the project over the coming months.

Alcacovas IOCG Target
Summary Map
572000
574000
576000
4248000
4246000
4244000
001
002-004
005
024
011-015
006-010
016
018
020
017
019
026
027
021
022
023
028
029
Legend
Short Holes
Interpreted Hi
Interpreted Fa
Alvito Rock Cu
Cu ppm
backround
0.005-0.1%
0.1-1%
1-10%
+10%
Alvito Rock Au
Au_ppb
2 - 100
101 - 500
501 - 1000
1001 - 5000
5001 - 6430
Anomaly Type
Mag High
Mag Low
Geochem
Diorite + Monzonite + Syenite
Monzonite + Syenite
N
1:25,000
Meters
Oct.. 2015
1,000
500
0
1,000

Figure:  Location of the short hole drilling at the Alcaçovas IOCG prospect.

As of September 30, 2015, Lowell forwarded a total $201,407 (€136,819) for the Alvito property.  The Company held $110,914 (€74,185) on behalf of Lowell to be spent on the Alvito property, which is recorded as restricted cash and subsequently spent on the Alvito property.

Previously, on November 20, 2013, the Company received $150,000 funding from Callinan to fund exploration at the Alvito license to better attract potential joint venture partners in exchange for a 1.5% NSR royalty. The project is designated as an “Alliance Property” under the Exploration Alliance Agreement between the Company and Callinan (see below). With the funding from Callinan, the Company completed another stage of exploration work on the Alvito

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

license and brought the project up to JV-ready status. On March 10, 2015, Callinan terminated the Agreement.

Similarly, on October 22, 2014, the Company and a third party signed an exclusivity agreement (the “Agreement”) which called for the third party to fund various work programs during a two-stage review period.  The third party would fund for stage 1 work program of up to US$61,500 with the Company providing a technical report by January 20, 2015. Within 30 days of receipt of the report, the third party could proceed to commercial negotiations toward a potential transaction; or fund the stage 2 work program; or terminate the Agreement. The third party forwarded a total $63,361 (US$55,538) for the Alvito property. On February 5, 2015, the third party terminated the Agreement.

d) Marateca

The new Marateca license covers 923.2 square kilometers and is located 40 kilometers north of the Company’s Alvalade JV project. The Marateca license surrounds the northernmost known volcanic center on the Neves Corvo trend in the Iberian Pyrite Belt (IPB).  The spatial relationship between other volcanic centers in the IPB and the location of massive sulfide deposits is well-documented.  Of all known felsic volcanic centers, the Serrinha center has seen little previous comprehensive, systematic review.  Thus, with only a moderate amount of exploration, prospecting and research work, on a small portion of the Marateca license area, the Company has identified at least 13 potential, and separate, copper-zinc, volcanogenic massive sulfide-style target areas.  Several of the target areas have outcropping mineralization including iron, manganese, and silica at Serrinha and copper, lead, manganese and silica at Cordoeira.  Previous drilling at Serrinha intercepted stockwork silver-bearing sulfide mineralization in two holes.

On December 18, 2013, the Company announced the Company discovered an outcropping gossan zone in volcanic-sedimentary rock units that typically host massive sulfide mineralization in other parts of the IPB in Portugal and Spain. Follow-up mapping has extended the Pego do altar gossan zone to nearly 1,000 meters in strike length with a possible thickness of up to 50 meters. Limited rock chip sampling along strike (11 samples) returned copper values up to 0.12% and lead values to 0.08%. Anomalous bismuth, molybdenum, and gold values further indicate the hydrothermal nature of the metals’ presence, thus providing early support for further geological mapping, sampling, and drill targeting.  In addition, the Company discovered a second gossan zone in the Pego do Altar target area, with visible copper oxide staining at several locations. The Company continues to look for potential partner for the Marateca project.

e) Santa Margarida do Sado

In June 2014, the Company received a new license in the Pyrite Belt of southern Portugal: the Santa Margarida do Sado license covering potential northward extensions of mineralization from the historic Canal Caveira Mine, located on the Alvalade Joint Venture license, immediately adjacent to the south.  All four VMS target belts in Portugal -- Neves Corvo, Aljustrel, São Domingos, and Santa Margarida de Serra -- pass through the Santa Margarida license, suggesting strong exploration potential over a large area.  Already, based on historic exploration, the Company has recognized several general drill target areas within the license, as noted in the figure below.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Santa Margarida do Sado License

Pedrogao
Palhaco
GA-1
Barradas
GA-2
Outeiro do Cabeco
Lagoa Salgada
Salgueiral
GA-4
GA-3
GA-4A
Caveira
Outeiro Alto
Lousal
Sesmarias
Legend
Sulfide Occurrence
Historic Drillhole
Structure
TEM survey
Seismic survey
Res/IP survey
Targets
Margarida License
Alvalade License
VS Trends
Kilometers
10
N
AVRUPA MINERALS
520000
530000
540000
550000
560000
570000
580000
4230000
4220000
4210000
4200000

Drill Targets

6 selected, but poorly or un-tested targets:

- Pedrogao (gravity anomaly, no DH)
- Palhaco (Lines of TEM, IP, Sesmic refraction; GA-1 drillhole)
- Barradas (TEM lines)
- Outeiro do Cabeco (TEM and IP lines; GA-2 drillhole)
- Salgueiral (TEM lines; GA-3, GA-4, GA-4A drillholes)
- Outeiro Alto (outcropping alteration in acid volcanics, no DH)

Figure: The Santa Margarida do Sado license with VMS target belts, and potential target areas delineated from previous exploration work.  There are several historic drill holes available for review, and almost no exploration on the license since the late 1990’s.

f) Mertola

In June 2014, the Company received a new license in the Pyrite Belt of southern Portugal: the Mertola license, located east of Neves Corvo, and covering the eastern portion, in Portugal, of the São Domingos VMS target belt.  The past-producing São Domingos Mine is located close to the east end of the license, and is central to an area of good copper- and zinc-bearing massive sulfide targets.  The following map shows numerous other prospects around the license.  Core from over 35 holes of historic drilling is available for re-logging and re-sampling.  The Company has collected most of the available historic core and has begun to re-log the material.  The new information gathered from the re-logging suggests that there will be new targets defined through re-interpretation of the geology.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

MERTOLA LICENSE -- Pyrite Belt, Portugal
ALCARIA RUIVA
SERRA BRANCA
CHANCA
SAO DOMINGOS MINE
POMERAO ANTICLINE
2 0 2 4
Kilometers
Scale: 1:100,000

Figure: Mertola license, with numerous prospects located along the length of the license.  The São Domingos Mine reportedly contained (non NI 43-101–compliant) historic resources of > 25 mt of 1.25% copper and 2-3% zinc in lenses of volcanogenic massive sulfide material.

Work is planned for both Santa Margarida do Sado and Mertola licenses during 2015 in order to bring them to JV-ready status.  The Company is already actively marketing the two licenses, as well as the Marateca license, also in the Pyrite Belt, and also containing drill-ready targets.

g) Exploration and prospect generation (countrywide)

The Company and Callinan signed a three-year Exploration Alliance Agreement (the “Agreement”) which calls for Callinan to fund $150,000 of generative exploration in Portugal during the first year of the Agreement and, at Callinan’s option, to fund up to $100,000 in each of the two subsequent years.  In return for such funding, the Company would grant Callinan the option to receive a 0.5% NSR royalty on any new projects acquired as a result of the generative exploration work, or, if Callinan funded an additional $150,000 in further exploration on any of the new projects, an option to receive a 1.5% NSR royalty on such projects.  If the Company determined that further value could be generated for the new project after spending the additional $150,000, Callinan had the option to contribute subsequent funding with the Company on a joint 50/50 basis, with Callinan’s NSR and interest in the new project unchanged.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Callinan also had the option to fund additional exploration on the Company’s existing mineral properties, if proposed by the Company, and would earn a 1.5% NSR royalty in return for funding $150,000 in exploration on those projects (the “Alliance Property”).

Callinan had forwarded a total $150,000 (€106,114) for the generative exploration project. On March 10, 2015, Callinan terminated the Agreement.

The Company maintains excellent relations with both the Mining Bureau and the Geological Survey in Portugal.  The Company intends to continue to generate high quality metal targets in Portugal, using innovative and aggressive exploration thinking and activities to upgrade the targets to JV-ready status.  With a prospect generator business model, the Company will then attract larger, mining-oriented companies to take on the projects for further, higher-risk exploration, and hopefully development into metals’ production.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

3(b) Kosovo

The Company, through its subsidiary Innomatik Exploration Kosovo (Innomatik), has been advancing its prospects in Kosovo towards JV-ready status, and has now successfully attracted a JV partner for its Slivovo project.

AVRUPA LAND IN KOSOVO

STAN TERG MINE
(AG-PB-ZN)
METOVIT
(KAMENICA)
PRISHTINE
SLIVOVO
ARTANA MINE
(AU-AG-PB-ZN)
ACTIVE EXPLORATION LICENSE
N
15 0 15 30
Kilometers

AVRUPA MINERALS

The Company’s senior Kosovo management has long-term experience with the democratically-elected Kosovo government, with the United Nations and European Union administrators of the pre-independent country, and with the metallogeny and mineral deposits of the region.  The Company is currently the most active metals’ exploration group in Kosovo.  There has been little modern, systematic exploration performed in Kosovo to date, leaving an opportunity for successful prospect and project generation. The Company optioned one exploration license to a

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

partner (Slivovo), while continuing to upgrade its other project at the Metovit exploration license to JV ready status.

The Company’s Kosovo properties have outcropping base metal mineralization and/or significant alteration zones.  Most of the targets have not been previously drilled and have old workings of perhaps Roman and certainly Saxon age, to possibly early 20th century age in a number of locales.

a) Slivovo JV with Byrnecut

The Slivovo exploration license is located approximately 15 km southeast of the capital Prishtine.  The Company’s geologists first discovered an outcropping gossan zone, 200 meters long x 100 meters wide x 75 meters in elevation, near the village of Pester in late 2011.

On April 10, 2014, the Company signed an earn-in and shareholders agreement (“Earn-In Agreement”) to option out the Slivovo property to Byrnecut International Limited (“Byrnecut”).  Under the Earn-In Agreement, Byrnecut has the option to earn a 51% interest in the Slivovo property by spending €1,000,000 in exploration on the project by April 10, 2015 (spent), of which €360,000 is a firm commitment and must be spent by October 10, 2014 (spent).  Byrnecut can then earn a further 24% by spending an additional €1,000,000 for a total interest of 75% with total expenditures of €2,000,000, by April 10, 2016 (completed in September 2015).  Byrnecut can further earn an additional 10% by completing a Preliminary Feasibility Study on the Slivovo Project for a total interest of 85% by April 10, 2017.

Under the Slivovo JV, the Company’s geological team completed a program of trenching, first-pass and follow-up geological mapping and sampling, and drill targeting.  The first phase of drilling was completed during Q4 2014, highlighted by SLV004, SLV005, and SLV006 gold results reported below, and in news releases of December 17, 2014, and January 27, 2015. Avrupa drilled eight holes, totaling 1,002 meters during this phase.

Drill Hole #	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Zinc (%)
SLV004	0	126.5	126.5	6.2	15.0	0.092	0.45

SLV005	27.40	39.40	12.00	12.2	8.02
incl.	32.00	39.40	7.40	19.3	9.32
incl.	36.40	39.40	3.00	38.3	6.12

	0.20	39.40	39.20			0.115	0.61

SLV006	50.00	55.55	5.55	1.1	12.8
incl.	53.60	55.55	1.95	2.1	15.4

	74.90	85.70	10.80	1.25	15.1
	90.50	93.90	3.40	3.1	20.8

	0	93.90	93.90			0.083	0.51

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The second phase of drilling, totaling five holes and 1,035 meters, was completed during Q2 2015.  Results were announced on May 28, 2015, highlighted by the SLV011 gold intercept, reported below.  SLV014 was reported on June 25, 2015.

Drill Hole #	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)	Comment
SLV 011	67	91	25	1.02	7.08	0.08% Cu; 0.14% Pb; 0.41% Zn
	91	121	30	6.92	16.20	0.1% Cu; 0.24% Pb; 0.46% Zn
Total	67	121	55	4.24	12.06

Also	132.7	142.7	10	0.81	4.41	Mineralization along footwall fault zone

Drill Hole #	Interval (m)	From (m)	To (m)	Gold -- g/t	Silver -- g/t
SLV014	57.35	31	88.35	2.09	15.94
	including
	17.00	45	62	3.42	20.58
	and
	11.00	70	81	3.23	11.18

The third phase of drilling was predominantly in the Peshter Gossan zone and has been completed.  Results were announced on August 17, 2015, September 21, 2015, October 26, 2015 and November 25, 2015.  Some of the highlighted intercepts thus far are as follows:

Drill Hole #	From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
SLV018	11	136	125	6.91	19.19
	Including
	11	116	105	7.98	20.94
	And
	11	89	78	9.4	21.65
	And
	41	49	8	36.02	33.27

Drill Hole #	From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
SLV 025	2.00	4.00	2	0.98	7.55
	And
	78.00	102.00	24	11.59	9.26
	Including
	78.00	99	21	13.18	9.90
	And
	108.00	113.00	5	4.81	7.32
	And
	116.00	118.00	2	0.96	3.45
	And
	122.00	136.00	14	0.82	12.09
	Including
	124.00	134.00	10	1.03	13.3
	And including
	131.00	134.00	3	2.28	12.07

Drill Hole #	From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
SLV026	0.00	3.00	3	1.61	5.35
	And
	84.00	115.00	31	3.92	8.35
	Including
	84.00	93.00	9	6.35	15.66
	And including
	100.00	108.00	8	7.12	6.89

Drill Hole #	From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
SLV027	0.00	97.00	97	7.94	17.03
	Including
	42.00	77.00	35	13.83	16.49

Drill Hole #	From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
SLV028	29	149	120	5.37	23.15
	Including
	119	147	28	8.26	23.74

Drill Hole #	From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
SLV029	37	64	27	6.39	34.97
	And
	80	82	2	8.63	79.25

Drill Hole #	From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
SLV032	18	81.65	63.65	2.34	9.28
	Including
	26	31	5	8.95	7.56
	And
	49	76	27	2.89	11.94

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Drill Hole #	From (m)	To (m)	Interval (m)	Gold – g/t	Silver – g/t
SLV037	0	74	74	6.02	20.23
	Including
	11	17	6	7.94	19.48
	Including
	30	44	14	8.46	13.99
	Including
	52	61	9	14.77	29.31

Drill Hole #	From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
SLV038	17	26	9	1.44	9.71
	And
	33	58	25	2.06	9.85

Drill Hole #	From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
SLV043	13	26	13	2.32	7.93
	Including
	13	20	7	3.69	9.8
	And
	39	46	7	5.10	9.34
	And
	52	54	2	1.54	30.75
	And
	58	72	14	11.11	27.68
	Including
	63	72	9	16.28	39.81

For further information about the drill results, please refer to the Company’s news releases on www.sedar.com or on the Company’s website.

The following is a generalized geological map of the Slivovo license.  Field review and mapping of the Peshter Gossan during Q1-2 2015 has shown that the potential mineral target zone is larger than previously known. Two drill holes completed during the Phase 2 program tested the eastern edge of the new eastern extension of the Peshter Gossan.  Results included both gold and base metal anomalism, as reported in the May 28, 2015 news release.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Slivovo JV, Kosovo
Geologic Map of License
Kazan
Valjaviste
Peshter
Gossan
Xzemail
Brus
Legend
Slivovo License
Recent Drilling
Magnetic Anomaly
Thrust Fault
Shear Zone
Gossan
Quartz-Sulfide Veining
Younger Rocks
Non-Calcareous
Calcareous
Kilometers
1
0.5
0
1
N
AVRUPA
MINERALS

Figure:  General geological map of the Slivovo exploration license

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

525500
525600
525700
4716400
4716300
4716200
4716100
4716000
Legend
Drill collars
Drill hole
Finished
Press Release
Drill Trace
Press Release
Finished
High Angle Fault
Thrust fault
Drill hole geology
Lithlogy
CCG
HBP
PCG
SST
GWK
N
Meters
0 25 50 100

Figure:  Location and trace of drill holes, with the most recently announced drill holes SLV037 through SLV044 in red

Byrnecut has contracted with associate company Mining Plus Pty. Ltd. (“Mining Plus”) to work on an initial resource model and calculation. The goal will be to provide enough information to make a tactical decision to move onto the next phase which will include work to move the Slivovo exploration license to a mining license and typical pre-feasibility tasks. Mining Plus is tabulating and compiling the project data. The timing for completion of the initial resource calculation is expected at mid of Q4 2015.

Byrnecut has completed the earn-in to 75% of the Slivovo project. As of September 30, 2015, Byrnecut forwarded a total $2,834,986 (€2,000,000) for the Slivovo property. The Company held

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

$4,187 on behalf of Byrnecut to be spent on the Slivovo property, which is recorded as restricted cash.  A new Kosovo-registered joint venture company, Peshter Mining JSC, was formed in June 2015 to reflect the project ownership.

According to Kosovo mining law, the Slivovo license had to be reduced in size by 50% in June 2015.  The Company made the standard reduction application to the Mining Bureau (ICMM) for the Slivovo license, and at the same time, through Peshter Mining JSC, submitted a separate application, the Brus application, for the part of the Slivovo license that had to be returned to the ICMM.  Both applications were approved in August 2015.  The Slivovo JV now includes two separate licenses, Slivovo and Brus, covering exactly the same area as the original Slivovo license.  The Company will continue to designate the project as the Slivovo JV, without further reference to the separation.  The Company has also transferred the Slivovo license into Peshter Mining JSC.  The transfer was approved by ICMM on November 19, 2015.

b) Metovit (formerly Kamenica)

The Kamenica license was renewed for two years under the new Mining Law.  The size of the license was reduced by 50% to approximately 45 km2.  Targets in the Kamenica license are located 2 to 5 kilometers, along strike, from the historic Artana (Novo Brdo) silver/lead/zinc/gold mine.  The Artana Mine has operated intermittently since Saxon times in the 12th to 14th centuries.  According to recently-acquired UNMIK (United Nations Mission in Kosovo) information, in modern times the Artana Mine has produced 4-5 million metric tonnes of +10% Pb and Zn, 140 g/t Ag, and 1 g/t Au, over its still-continuing operation.  Production information was compiled during UNMIK (United Nations Mission in Kosovo) administration of Trepça Mines after the war in Kosovo.  The historic production information for the Artana Mine is non - NI 43-101 – compliant, though Avrupa is of the opinion that the information is accurate with respect to available production records.

On February 14, 2012, the Company announced that it completed an initial round of exploratory drilling in late 2011 on the Kamenica license.  Two core holes, totaling 382.6 meters, were completed at two separate targets located about three kilometers apart.  The most interesting of the two holes, at the Metovic target, intercepted multiple generations of visible Fe-Zn-Pb sulfide mineralization in pervasive disseminations and stockwork quartz veining, hosted by strongly altered, calcareous silt and sandstones over the entire 193.3-meter length of the hole.  The hole bottomed in altered quartz diorite porphyry and brecciated quartz diorite containing fragments of the porphyry.  The widespread anomalous sulfide mineralization and strong alteration may indicate the presence of a possible large porphyry-style system within the Kamenica license.

The second hole, at the Grbes target, encountered pyritic gneisses from close to the surface to 120 meters depth, followed by sooty, pyritic black shales and graphitic schists to the bottom of the hole at 189.3 meters.  These strongly altered rock units do not appear at the surface, and are of an older Vardar formation that has been uplifted in this portion of the exploration area.  Further work is necessary to assist in targeting for a possible large mineral system.

The Kamenica license has been dropped, but replaced by the fully-overlapping new Metovit application.  ICMM has now approved the new license.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

3(c) Germany

Oelsnitz

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 for exploration purpose to gain 85% of Oelsnitz Exploration License, which was issued to Beak on January 12, 2012. The license covers 307.2 square kilometers and has been issued for gold, silver, tin, tungsten, molybdenum, copper, lead, zinc, tellurium, barite and fluorite. The license is valid until March 31, 2016, and renewable upon proof of continued exploration activities.  There is no royalty attached to the license.

The Company earned into 85% of the project (as of September 30, 2015 - $222,409 (€172,748)), and the two companies are setting up a joint venture to further explore for gold on the property.  The goal of the Company is to explore for and find gold targets related to the emplacement of large granitic intrusions.  Previous work has not, at all, been dedicated to gold exploration in this region, and the Company is probably the first group to do so.  The first-pass work completed at the end of 2012 indicated several areas of gold and tin anomalism that need further follow-up.   Follow-up of gold and tin anomalism in a number of target areas is now currently underway.  The Company will continue to look for joint venture partnerships in the coming year.

ERZGEBIRGE JV -- OELSNITZ LICENSE

REICHENBACH
PLAUEN
OELSNITZ
KLINGENTHAL

4 0 4 8

Kilometers

Scale: 1:200,000

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The Company’s exploration expenses for the nine months ended September 30, 2015 and the cumulative exploration expenses since acquisition of MAEPA and Innomatik are:

	Portugal					Kosovo		Germany	Others	Total
	Alvalade	Covas	Alvito	Callinan Generative	Others	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2015	$ 167,920	$ 71,289	$ -	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204
Additions during the period	-	-	-	-	-	-	-	-	-	-
As of September 30, 2015	$ 167,920	$ 71,289	$ -	$ -	$ 1,096,840	$ 143,155	$ -	$ -	$ -	$ 1,479,204

Mineral exploration expenses for the nine-month period ended September 30, 2015
Assaying	$ -	$ -	$ -	$ -	$ -	$ 183,522	$ -	$ -	$ -	$ 183,522
Concession fees and taxes	281	14,055	18,135	-	35,085	3,000	3,019	-	-	73,575
Depreciation	-	-	446	-	10,695	-	-	-	-	11,141
Drilling	-	-	-	-	-	943,772	-	-	-	943,772
Geological salaries and consulting	91,968	122,379	101,136	-	117,269	75,874	-	5,242	-	513,868
Geology work	-	-	-	976	-	415,733	-	-	41,239	457,948
Insurance	1,313	-	1,384	-	11,834	9,273	205	-	-	24,009
Legal and accounting	-	-	4	-	140	25,587	-	-	-	25,731
Office and administrative fees	14,894	1,096	7,910	366	26,848	49,776	2	-	15,536	116,428
Rent	21,772	6,319	14,958	-	44,251	9,881	-	-	8,032	105,213
Site costs	2,457	804	7,066	-	11,297	81,675	-	-	5,037	108,336
Travel	2,251	968	6,371	-	7,766	43,034	-	-	6,985	67,375
Trenching and road work	-	-	-	-	-	16,009	-	-	-	16,009
Reimbursements from optionee	-	(107,041)	(91,189)	(1,342)	-	(1,911,144)	-	-	-	(2,110,716)
	$ 134,936	$ 38,580	$ 66,221	$ -	$ 265,185	$ (54,008)	$ 3,226	$ 5,242	$ 76,829	$ 536,211
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ 290,774	$ 8,116	$ 10,846	$ -	$ 309,736
Concession fees and taxes	132,478	169,142	53,556	55	247,082	9,755	194,389	4	-	806,461
Depreciation	-	-	5,581	-	35,239	-	-	-	-	40,820
Drilling	-	-	-	-	-	1,223,697	-	-	-	1,223,697
Geological salaries and consulting	5,652,561	1,948,310	418,695	91,032	1,712,260	112,049	509,379	12,306	-	10,456,592
Geology work	-	-	-	32,377	-	811,539	402,515	193,998	41,239	1,481,668
Insurance	18,154	10,457	3,392	758	20,599	14,464	14,788	-	-	82,612
Legal and accounting	296	-	33	-	384	50,482	-	-	-	51,195
Office and administrative fees	183,300	22,271	22,028	5,068	99,027	65,111	16,182	5,255	15,536	433,778
Rent	299,837	29,288	42,621	3,187	175,745	25,531	44,992	-	8,032	629,233
Site costs	97,814	56,483	19,728	3,054	63,634	176,555	189,975	-	5,037	612,280
Travel	208,147	53,940	26,716	14,469	70,115	53,773	9,257	-	6,985	443,402
Trenching and road work	-	-	-	-	-	34,177	-	-	-	34,177
Reimbursements from optionee	(6,573,193)	(2,136,483)	(303,854)	(150,000)	(83,125)	(2,830,799)	-	-	-	(12,077,454)
	$ 19,394	$ 153,408	$288,496	$ -	$ 2,340,960	$ 37,108	$1,389,593	$222,409	$ 76,829	$ 4,528,197

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

4.  Risks and Uncertainties

The Company is engaged in the exploration for mineral deposits. These activities involve significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be eliminated. The Company’s success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations and operating in foreign countries and currencies.

Inherent risks within the mining industry

The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons. The Company does not currently maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

There is no assurance at this time that the Company’s current mineral properties will be economically viable for development and production.

Prices for metals

Metals prices are subject to volatile price fluctuations and have a direct impact on the commercial viability of the Company’s exploration properties. Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the US dollar and other currencies, interest rates, and inflation. The Company has not hedged any of its potential future metal sales. The Company closely monitors metal prices to determine the appropriate course of action to be taken by the Company.

Foreign currency risks

The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place.

The Company raises the majority of its equity financings in Canadian dollars while foreign operations are predominately conducted in Euros and US dollars. Fluctuations in the exchange

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

rates between the Canadian dollar, Euros and US dollar may impact the Company’s financial condition.

Risks Associated with Foreign Operations

The Company’s investments in foreign countries such as Portugal, Germany and Kosovo carry certain risks associated with different political, business, social and economic environments. The Company is currently evaluating various commodities in Portugal and Kosovo, but will undertake new investments only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance and regulatory characteristics of property rights in certain foreign countries.

Future government, political, legal or regulatory changes in the foreign jurisdictions in which the Company currently operates or plans to operate could affect many aspects of the Company’s business, including title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

5.  Impairment of Long-lived Assets

The Company completed an impairment analysis as at September 30, 2015 and concluded that no impairment charge was required because:

•

the Company capitalized only its acquisition costs of MAEPA and Innomatik;

•

there have been no significant changes in the legal factors or climate that affects the value of the properties in Portugal and Kosovo;

•

all properties in Portugal and Kosovo remain in good standing; and

•

the Company and its joint-venture partners intend to continue its exploration and development plans on the properties.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

6.  Material Financial and Operations Information

6(a) Selected Annual Financial Information

Selected Annual Information

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Total revenues	$ -	$ -	$ -
General and administrative expenses	773,244	728,761	1,263,626
Loss for the year	1,250,956	1,882,598	1,529,054
Loss per share	(0.03)	(0.06)	(0.07)
Total assets	3,235,685	3,092,321	2,985,754
Total long-term financial liabilities	-	-	-
Cash dividends declared – per share	N/A	N/A	N/A

6(b) Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

Three months ended
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
Total Revenues	$ -	$ -	$ -	$ -
Loss before other items	$ 618,064	$ 256,249	$ 258,847	$ 497,215
Net loss	$ 629,802	$ 250,766	$ 247,733	$ 498,042
Loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.01

Three months ended
	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
Total Revenues	$ -	$ -	$ -	$ -
Loss before other Items	$ 219,320	$ 235,053	$ 309,434	$ 620,937
Net Loss	$ 211,314	$ 232,818	$ 308,782	$ 623,842
Loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.02

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

6(c) Review of Operations and Financial Results

For three months ended September 30, 2015 and three months ended September 30, 2014

During the three months ended September 30, 2015, the Company reported a loss of $629,802 ($0.01 loss per share) (2014 – $211,314 ($0.01 loss per share)).

Excluding the non-cash depreciation of $1,480 (2014 – $213) and share-based payment of $183,365 (2014 – $Nil), the Company’s general and administrative expenses amounted to $186,363 during the three months ended September 30, 2015 (2014 – $148,120), an increase of $38,243 as a result of the increased consulting fees in 2015.

During the three months ended September 30, 2015, the Company expensed exploration costs totaling $954,057 including $27,450 on Covas, $53,284 on Alvalade, $105,779 on Alvito, $140,245 on other projects in Portugal, $601,827 on Slivovo, $1,645 on other projects in Kosovo, $98 on its project in Germany, and $23,729 on others. During the three months ended September 30, 2014, the Company expensed $1,385,334 in exploration costs which included $268,643 on Covas, $70,677 on Marateca, $650,244 on Alvalade, a negative amount of $54 on Arga, $26,074 on Alvito, $70,312 on Callinan Generative, $92,548 on other projects in Portugal, a negative amount of $64 on Kamenica, $207,053 on Slivovo, and a negative amount of $99 on other projects in Kosovo.

For nine months ended September 30, 2015 and nine months ended September 30, 2015

During the nine months ended September 30, 2015, the Company reported a loss of $1,128,301 ($0.02 loss per share) (2014 – $752,914 ($0.02 loss per share)).

Excluding the non-cash depreciation of $4,281 (2014 - $662) and share-based payment of $183,365 (2014 – $29,141), the Company’s general and administrative expenses amounted to $409,303 during the nine months ended September 30, 2015 (2014 - $507,358), a decrease of $98,055 as a result of conserving cash and reclassifying its Portuguese subsidiary’s general and administrative expenses to mineral exploration expenses in 2015.

During the nine months ended September 30, 2015, the Company expensed exploration costs totaling $2,646,927 including $145,621 on Covas, $134,936 on Alvalade, $157,410 on Alvito, $1,342 on Callinan Generative, $265,185 on other projects in Portugal, $1,857,136 on Slivovo, $3,226 on other projects in Kosovo, $5,242 on its project in Germany, and $76,829 on others. During the nine months ended September 30, 2014, the Company expensed exploration costs totaling $3,539,984 including $565,373 on Covas, $152,701 on Marateca, $1,944,293 on Alvalade, $3,913 on Arga, $178,865 on Alvito, $76,576 on Callinan Generative, $243,695 on other projects in Portugal, $4,545 on Kamenica, $362,757 on Slivovo, and $7,266 on other projects in Kosovo.

6(d) Liquidity and Capital Resources

As at September 30, 2015, the Company’s working capital was $731,659 (December 31, 2014 - $572,287). With respect to working capital, $549,725 was held in cash (December 31, 2014 - $761,932) and $115,101 was held in restricted cash (December 31, 2014 - $299,305). The

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

decrease in cash was mainly due to the general administrative expenses and exploration work expense.

As of the date of this MD&A, the Company has no outstanding commitments. The Company has not pledged any of its assets as security for loans other than €99,500 ($148,762) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from warrants, finders’ warrants and options, along with the planned developments within the Company as well as with its JV partners will allow its efforts to continue throughout 2015. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

6(e) Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As at September 30, 2015, the Company’s share capital was $6,172,356 (December 31, 2014 - $5,633,560) representing 55,475,797 common shares (December 31, 2014 – 44,555,797 common shares).

Stock option transactions and the number of stock options are summarized as follows:

	Exercise	December 31,			Expired/	September 30,
Expiry date	price	2014	Granted	Exercised	cancelled	2015
July 8, 2015	$0.35	770,000	-	-	(770,000)	-
July 15, 2015	$0.35	10,000	-	-	(10,000)	-
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017	$0.30	755,000	-	-	(30,000)	725,000
July 15, 2017	$0.10	-	300,000	-	-	300,000
October 16, 2018	$0.10	1,400,000	-	-	(40,000)	1,360,000
March 3, 2019	$0.165	200,000	-	-	-	200,000
July 15, 2020	$0.10	-	2,015,000	-	-	2,015,000
Options outstanding		3,235,000	2,315,000	-	(850,000)	4,700,000
Options exercisable		3,235,000	2,315,000	-	(850,000)	4,700,000
Weighted average exercise price		$0.22	$0.10	$Nil	$0.34	$0.14

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The continuity of warrants for the nine months ended September 30, 2015 is as follows:

	Exercise	December 31,				September 30,
Expiry date	price	2014	Issued	Exercised	Expired	2015
September 24, 2016	$0.15	5,720,000	-	-	-	5,720,000
October 15, 2016	$0.15	2,833,334	-	-	-	2,833,334
March 28, 2017	$0.40	4,000,000	-	-	-	4,000,000
August 22, 2017	$0.40	4,400,000	-	-	-	4,400,000
October 4, 2017*	$0.25	7,990,000	-	-	-	7,990,000
July 14, 2018	$0.15	-	10,920,000			10,920,000
Outstanding		24,943,334	10,920,000	-	-	35,863,334
Weighted average exercise price		$0.27	$0.15	$Nil	$Nil	$0.23

*The Company extended the expiry date of 7,990,000 share purchase warrants with an exercise price of $0.25 from October 4, 2015 to October 4, 2017.

The continuity of finder’s options for the nine months ended September 30, 2015 is as follows:

	Exercise	December 31,				September 30,
Expiry date	price	2014	Issued	Exercised	Expired	2015
October 4, 2015(1)	$0.15	545,500	-	-	-	545,500
September 24, 2016(2)	$0.10	148,800	-	-	-	148,800
August 22, 2017(3)	$0.25	152,600	-	-	-	152,600
July 14, 2018	$0.10	-	468,000	-	-	468,000
Outstanding		846,900	468,000	-	-	1,314,900
Weighted average exercise price		$0.16	$0.10	$Nil	$Nil	$0.14

(1)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until October 4, 2015 at $0.25 and subsequently expired on October 4, 2015.

(2)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until September 24, 2016 at $0.15.

(3)

The finder’s options are exercisable into units, with each unit consisting of one common share and one warrant exercisable until August 22, 2017 at $0.40.

If the remaining options, warrants, finder’s options, including the warrants associated with the finder’s options, were exercised, the Company’s available cash would increase by $9,109,690.

As of the date of this MD&A, there were 55,475,797 common shares issued and outstanding and 97,109,931 common shares outstanding on a diluted basis.

6(f) Commitment and Contingency

As of September 30, 2015, the Company had a total of €99,500 ($148,762) (December 31, 2014: €99,500 ($139,678)) of cash pledged for its exploration licenses in Portugal. The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

6(g) Off-Balance Sheet Arrangements

None.

6(h) Transactions with Related Parties

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the nine months ended September 30, 2015

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$175,365	$Nil	$Nil	$Nil	$37,916	$31,850	$245,131
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$20,475	$20,475

For the nine months ended September 30, 2015

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$149,785	$Nil	$Nil	$Nil	$40,047	$Nil	$189,832
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Related party assets / liabilities

Nine months ended
	Services	September 30, 2015	September 30, 2014	As at	As at
				September 30, 2015	December 31, 2014
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 202,525	$ 153,600	$ 25,462	$ 27,562
Paul W. Kuhn	Consulting and housing allowance and share-based payment	$ 245,131	$ 189,832	$ 8,511	$ 5,105
Paul L. Nelles (b)	Salaries and share-based payment	$ 88,103	$ 46,473	$ Nil	$ Nil
Michael Diehl (b)	Salaries and share-based payment	$ 46,741	$ 95,328	$ Nil	$ Nil
Mineralia (c)	Consulting	$ 189,037	$ 196,207	21,976	20,634
TOTAL:		$ 771,537	$ 681,440	$ 55,949	$ 53,301

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Paul L. Nelles is a director of Innomatik while Michael Diehl was the former exploration manager of Innomatik. In February 2015, Mr. Diehl ceased to be the exploration manager of Innomatik. Commencing April 1, 2014, Mr. Nelles’ and Mr Diehl’s amounts were paid with Byrnecut’s funding for Slivovo.

(c)

Mineralia, a private company partially owned by the general manager of MAEPA.

6(i) Financial Instruments

The fair values of the Company’s cash, receivables, due from optionee, accounts payables and accrued liabilities, other liabilities and due from/to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Credit risk

The Company’s cash are held in financial institutions in Canada, Portugal, Kosovo and Barbados.  The Company does not have any asset-backed commercial paper in its cash.  The Company’s receivable consists primarily of goods and services tax due from the federal government of Canada and the value-added taxes in Portugal and Kosovo.

(b)

Liquidity risk

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at September 30, 2015, the Company had cash of $549,725 (December 31, 2014 - $761,932) and due from optionees of $107,041 (December 31, 2014 - $195,855) to settle current liabilities, net of funds held for optionees, of $572,935 (December 31, 2014 - $810,231).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $3,100.

(d)

Commodity price risk

The Company is exposed to price risk with respect to equity prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

(e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary assets of $319,901 dominated in US dollars and Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $24,942.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash	$549,725	$-	$-	$549,725
Restricted cash	$115,101	$-	$-	$115,101
	$664,826	$-	$-	$664,826

6(j) Management of Capital Risk

The Company manages its cash and cash equivalents, common shares, warrants, finder’s options and share purchase options as capital.  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration and operations in the near term.

7. Subsequent Events

None other than disclosed already in other sections.

8.  Policies and Controls

8(a) Significant Accounting Policies and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and further periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the condensed consolidated interim statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its wholly-owned subsidiaries in Europe is the Euros and that the functional currency of its wholly-owned subsidiaries in Barbados is the US dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency; and

•

The assessment of indications of impairment of each mineral property and related determination of the net realized value and write-down of those properties where applicable; and

•

The determination that the Company will continue as a going concern for the next year.

8(b) Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2015 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issue but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2018)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

8(c) Changes in Internal Controls over Financial Reporting (“ICFR”)

No changes occurred in the current period of the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

9. Information on the Board of Directors and Management

Directors:

Mark T. Brown, B.Comm, CPA, CA

Paul Kuhn, M.Sc., P. Geo, SME Registered Member, QP

Paul Dircksen, M.S.

Ross Stringer, CPA, CA

Audit Committee members:

Mark T. Brown (Chair), Paul Dircksen and Ross Stringer

Management:

Paul Kuhn, M.Sc. – Chief Executive Officer, President

Winnie Wong, CPA, CA – Chief Financial Officer and Corporate Secretary

Avrupa Minerals Ltd.

Management’s Discussion & Analysis